NORSAT AWARDED CDN $3.5 MILLION SATELLITE BASED COMMUNICATIONS NETWORK AND SERVICES CONTRACT

Vancouver, British Columbia – June 10, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today the award of a satellite based communications network and services contract valued at Cdn $3.5 million from the First Nations’ Emergency Services Society of British Columbia (“FNESS”) to provide enhanced broadband access to over 2,700 residents living in remote First Nations communities in British Columbia.  Funding for the project is provided by the Federal Government under the National Satellite Initiative, with financial contribution from Norsat and FNESS working in collaboration with the First Nations Technology Council.

Norsat’s portion of the project is to provide hardware and services to certain First Nations communities in British Columbia and also provide and maintain affordable satellite capacity and other related services for broadband connectivity in a total of 17 communities where satellite technology is the only reasonable means of providing broadband access.

Dr. Amiee Chan, President and CEO of Norsat, stated, “We are pleased to have been selected by FNESS and look forward to contributing and providing broadband connectively to the First Nations communities and helping to improve access to education, training, health service and greater emergency communications”.  “Norsat is known as a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments and this contract is a significant win for the Company as it demonstrates our penetration into Canadian remote and austere environments and one that we believe could provide further traction in other Canadian markets.” added Chan.

Mr. Christopher Wong, Chief Financial Administrative Officer, FNESS, said “Norsat is a trusted and reliable satellite solutions provider in remote regions and their solutions demonstrate not only their technical expertise and providing innovative value added solutions in this area but also their commitment to our communities. We are pleased to be partnering with Norsat”.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third parties, managing rapid growth, foreign exchange, global and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

About the First Nations' Emergency Services Society

First Nations' Emergency Services Society (FNESS) is a registered non-profit society that operates under the direction of a First Nations Board of Directors. We are dedicated to building capacity within First Nations communities by increasing the safety, security and well being of First Nations people throughout the province of British Columbia. Our mission is to assist First Nations in developing and sustaining safer and healthier communities by providing programs, services and related training and education.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com